(An exploration and development company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2021

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company) should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes thereto for the three months ended March 31, 2021. The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Certain amounts presented in this MD&A have been rounded. The effective date of this MD&A is May 13, 2021.

Section 1: Forward-looking statements and risk factors		2
1.1	Forward-looking statements	2
1.2	Qualified persons and technical disclosures	4
1.3	Impact of COVID-19	4
Section 2: Business overview		6
Section 3: Q1 2021 highlights and subsequent events		7
3.1	Corporate highlights	7
3.2	Operational highlights	7
Section 4: Corporate strategy		9
Section 5: Projects overview		12
5.1	Québec	12
5.1.1	Eau Claire	12
5.1.2	Éléonore South JV	14
5.2	Committee Bay and Gibson MacQuoid projects	16
5.2.1	Committee Bay	16
5.2.2	Gibson MacQuoid	17
5.3	Homestake Ridge project	18
Section 6: Review of quarterly financial information		19
Section 7: Financial position, liquidity, and capital resources		21
Section 8: Financial risk summary		26
Section 9: Related party balances and transactions		27
Section 10: Critical judgments and accounting estimates		28
Section 11: New accounting standards and policies		28
Section 12: Controls and procedures		28

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 1: Forward-looking statements and risk factors

1.1
Forward-looking statements

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: issues relating to the COVID-19 pandemic, including its potential impacts on the Company’s business and operations; future capital expenditures and requirements, and sources and timing of additional financing; the Company’s exploration and development activities, including the success of such exploration and development activities; the Company’s mineral reserves and mineral resources; estimates of mineral reserves and mineral resources; the realization of mineral resource and mineral reserve estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; the timing and amount of estimated future production, production guidance and net revenue expectations, anticipated cash flows, costs of production, capital expenditures, costs and timing of development; realization of unused tax benefits; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made, and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Such assumptions, which may prove to be incorrect, include: the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to raise additional capital to proceed with its exploration, development and operations plans; the Company’s ability to obtain or renew the licences and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; that financial markets will not in the long term be adversely impacted by the COVID-19 pandemic; production and cost estimates; the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned activities under governmental and other applicable regulatory regimes; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s mineral reserve and resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict, that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) which could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A include, but are not limited to, risks related to: COVID-19 and other pandemics; fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); the speculative nature of mineral exploration and development; the estimation of mineral reserves and mineral resources, including the realization of mineral reserve estimates; the Company’s ability to obtain addition funding; global financial conditions, including the market reaction to COVID-19; competitive conditions in the exploration and mining industry; environmental risks and

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

remediation measures, including evolving environmental regulations and legislation; the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; health and safety regulations and legislation; changes in laws and regulations; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates; volatility in the price of the Common Shares, and uncertainty and volatility related to stock market prices and conditions; future dilution and fluctuation in the price of the Common Shares; acquisitions, partnerships and joint ventures; disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of our property holdings; the Company’s limited business history and history of losses, which may continue in the future; general business, economic, competitive, political and social uncertainties; and public health crises such as the COVID-19 pandemic and other uninsurable risks. This is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2020, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s registration statement on Form 40-F for the year ended December 31, 2020, and subsequent disclosure filings with the United States Securities and Exchange Commission (the “SEC”), available on SEDAR at www.sedar.com and with the SEC at www.sec.gov, as applicable.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. The Company cannot guarantee future results, levels of activity, performance or achievements and actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

In addition, forward-looking financial information with respect to potential outlook and future financial results contained in this MD&A are based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s reasonable assessment of the relevant information available as at the date of such forward-looking financial information. Readers are cautioned that any such forward-looking financial information should not be used for purposes other than for which it is disclosed.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated, and Inferred Resource Estimates:

This MD&A, uses the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. However, these terms are not defined terms under SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended, and normally are not permitted to be used in reports and registration statements filed with the SEC. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM definitions. United States investors are cautioned that a preliminary economic assessment (“PEA”) cannot support an estimate of either “proven mineral reserves” or “probable mineral reserves” and that no feasibility studies have been completed on the Company’s mineral properties.

Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” in the Annual Information Form for a description of certain of the mining terms used in this MD&A.

1.2
Qualified persons and technical disclosures

Michael Henrichsen, P. Geo., Senior Vice President, Exploration, and David Rivard, Exploration Manager, of the Company are each a “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to the technical disclosures in this MD&A. As noted within, the Peruvian exploration projects were distributed to shareholders on October 9, 2020, and as they are not part of the Company at the date of this report, are not included in this disclosure.

1.3
Impact of COVID-19

The situation in Canada regarding COVID-19 remains fluid and permitted activities continue to be subject to change. At the Company’s Eau Claire project in Québec, the community vaccination program already underway in northern Québec was made available in February 2021 to any persons working in the area and, as of March 2021, all on-site employees have participated in the vaccination program. Scheduling for the second dose commenced at the end of April 2021. In addition to the COVID-19 screening of all on-site employees implemented in 2020, the Company was approved by Public Health Canada for on-site Rapid Testing for COVID-19 which was implemented in April 2021. Québec’s COVID-19 relief program ended on April 1, 2021, and all work and reporting requirements are now in force. As access to the Eau Claire property has not been materially impacted, the Company continues to move forward with its planned drilling at the Eau Claire project. See “Eau Claire exploration program 2020 – 2022” in Section 5 for more information on the drill program.

Operations in Nunavut for 2021 will again be subject to COVID-19 travel restrictions and the Company is assessing ways to safely operate in the Territory. On April 16, 2021, the Government of Nunavut announced that all rotational workers traveling in and out of the Territory were eligible to receive the Moderna COVID-19 vaccine in one of the communities.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

In April 2021, British Columbia implemented restrictions on non-essential travel between health regions. Currently, mining and exploration have been deemed essential and plans for working at the Homestake Ridge project in 2021 will be subject to approval of a COVID-19 plan by the Chief Provincial Health Officer.

Effective April 8, 2021, the government of Ontario issued a province-wide Stay-at-Home order expected to last until at least May 20, 2021. As a result, the Company’s corporate office in Toronto remains temporarily closed and all employees continue to work remotely.

While the disruptions resulting from the pandemic may cause some delays in the Company’s planned goals for 2021, mainly related to an inability to conduct field programs due to movement and travel restrictions, management expects to execute much of its planned activity and allow work to be undertaken once it is safe for its employees and stakeholders to do so. As the situation surrounding COVID-19 continues to develop daily, the Company continues to monitor the situation closely and respond appropriately.

Fury Gold Mines LimitedManagement’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 2: Business overview

Fury Gold is a Canadian-focused exploration and development company, positioned in three prolific gold mining regions. The Company has three principal projects: Eau Claire in Québec, Committee Bay in Nunavut, and Homestake Ridge in British Columbia. The Eau Claire project is viewed as the Company’s lead asset.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The registered office is 595 Burrard Street, Suite 2600, Vancouver, British Columbia (“BC”), V7X 1L3, and the mailing address is 34 King Street East, Suite 900, Toronto, Ontario (“ON”), M5C 2X8.

Acquisition of Eastmain and transfer of Peruvian exploration properties

On October 9, 2020, the Company acquired Eastmain Resources Inc. (“Eastmain”), including Eastmain’s principal asset, the 100%-owned Eau Claire gold project located in James Bay, Québec, by issuing 34,100,000 shares of the Company to the Eastmain shareholders with a total fair value of $124,169 (the “Transaction”). Acquisition costs of $3,029 and the expense of $3,450 arising from 1,570,754 share options and 1,297,591 warrants issued to former Eastmain share option and warrant holders were included in the total purchase price. The key net assets acquired included marketable securities ($1,662) and mineral property interests in Québec ($125,606), offset by accounts payable and accrued liabilities ($1,203) and a provision for site reclamation and closure ($1,849).

Prior to October 9, 2020, the Company, formerly Auryn Resources Inc. (“Auryn”), also held secured rights to various mining concessions in southern Peru which included the Sombrero, Curibaya, and Huilacollo projects. These projects were transferred to two new companies, Tier One Silver Inc. and Sombrero Resources Inc. (collectively, the “Spincos”), as part of the arrangement agreement to acquire Eastmain. The transfer was presented as a discontinued operation and comparative figures for the three months ended March 31, 2020 have been restated, where applicable.

Share Consolidation

On October 9, 2020, pursuant to the acquisition of Eastmain, the Company consolidated the 112,340,434 common shares outstanding as of that date to 75,900,000 common shares and the exercise price of share options issued prior to that date were adjusted downwards by $0.95 to reflect the fair value of the Peruvian projects allocated to the Spincos. As such, all share and per share data presented in the MD&A have been retroactively adjusted to reflect the share consolidation unless otherwise noted.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 3: Q1 2021 highlights and subsequent events

3.1 Corporate highlights

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On April 30, 2021, the Company announced the filing of a preliminary short form base shelf prospectus (the "Prospectus") with the securities commissions or similar regulatory authorities in all of the provinces and territories of Canada and has filed a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. Upon the issuance of a receipt for the final base shelf prospectus and declaration by the SEC, the Company will be permitted to offer up to $200 million of common shares, subscription receipts, warrants, and units or any combination thereof (the “Securities”) during the 25-month period that the Prospectus is effective. The final Prospectus was filed on May 10, 2021. The specific terms of any offering of Securities, including the use of proceeds from any offering, will be set forth in a shelf prospectus supplement.

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On March 16, 2021, the Company announced the appointment of Mr. Tim Clark, MBA, to the Board of Directors as an independent director, effective immediately. Additionally, the Company appointed Mr. Jeffrey Mason, CPA, ICD.D, as Lead Director.

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On January 6, 2021, the Company announced the appointment of Ms. Salisha Ilyas to the newly formed role of Vice President, Investor Relations. Additionally, the Company also announced that Fury Gold had been invited to participate in the BMO 2021 Capital Markets Global Metals & Mining Conference.

3.2 Operational highlights

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On April 20, 2021, the Company announced additional results from its 25,000-metre (“m”) resource expansion drill program at the Eau Claire deposit located in the Eeyou Istchee Territory in the James Bay region of Québec. The drill program, which is part of the larger 50,000m drill program at Eau Claire, is aimed at expanding the resource by testing outside of known resource blocks with 50m to 100m step outs in the lower eastern region of the deposit. Highlights from the eastern edge of the resource include 3m of 8.87 grams per tonne (“g/t”) gold and 1m of 59.3 g/t gold in drill hole 21EC-013.

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On April 12, 2021, the Company provided an update on its exploration plans at the high-grade Eau Claire project. The Company has identified two target areas on the western limit of the resource that have the potential to significantly expand the deposit. These targets are located below an area called the 850 Zone and were developed through an increased understanding of the structural and lithological controls on mineralization within the deposit.

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On March 30, 2021, the Company announced results from three additional exploration drill holes targeting a 550m to 660m extension from the known resource at the Eau Claire deposit. Drill hole 21EC-007 intercepted 1.0m of 15.3 g/t gold and drill hole 21EC-010 intercepted 1.5m of 8.8 g/t gold. The mineralization is situated within the same structure that intercepted 3.0m of 2.59 g/t gold from 21EC-006. The Company also announced plans for an initial drill test at the Snake Lake target aimed at offsetting shallow historical intercepts of 2.65m of 13.24 g/t gold, 1.5m of 12.2 g/t gold, and 2.0m of 6.62 g/t gold with 150m to 300m offsets down plunge to the west.

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On March 1, 2021, the Company announced the first set of results from its 25,000m resource expansion and infill drill program at the Eau Claire deposit. The drill program was designed to expand the resource by testing between defined resource blocks as well as confirm the quality and continuity of mineralization within the inferred resource category in the lower eastern region of the deposit. Highlights from drill holes outside of the defined resource include 6.04m of 11.56 g/t gold and 2.51m of 8.87 g/t gold and demonstrates the potential to expand the deposit.

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On January 25, 2021, the Company announced results from its first exploration drill hole targeting a 660m extension from the known resource at the Eau Claire deposit. The drill hole intercepted 3m of

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

2.59 g/t gold with a broader interval of 8m of 1.21 g/t gold at a drill depth of 643m to 651m. The gold mineralization encountered was associated with quartz-tourmaline veining and amphibole alteration, which is consistent with mineralization within the defined resource at the Eau Claire deposit.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 4: Corporate strategy

Fury Gold’s business objective for the next twelve to eighteen months is to focus on advancing exploration work across the Company’s portfolio of assets. Initially, the focus will be on advancing the 50,000m Eau Claire drilling program which commenced in November 2020. The Company has also outlined the next exploration programs at Committee Bay and Homestake Ridge, which are subject to, and conditional upon, future financing and market conditions, drill results, and incorporating seasonal weather considerations. Adopting a multi-asset strategy provides the Company with greater flexibility by allocating capital resources across the portfolio in response to both external and internal factors, enabling the Company to maximize returns from its existing resources. The Company maintains the optionality to initiate drill programs at one or more of its properties and can defer or accelerate expenditures at each project dependent upon certain criteria in the Company’s capital resource allocation model. To support the Company’s focus on financial flexibility, the Company does not pay out dividends, does not have any long-term debt, and is not subject to any externally imposed capital requirements.

The following summarizes the Company’s planned exploration programs at each of its core projects, subject to meeting certain conditions as outlined above.

Update to previously disclosed exploration plans

The Company has previously outlined its exploration plans at the Eau Claire project, the Homestake Ridge project, and the Committee Bay project in its MD&A for the year ended December 31, 2020 as well as news releases dated February 2, 2021, February 17, 2021, and April 12, 2021, and the Company’s investor presentations dated March and April 2021 (posted and available on the Company’s website) (collectively, the “Prior Disclosure”). Management continues to anticipate pursuing the exploration plans laid out in such Prior Disclosure, but advises readers that, except as otherwise disclosed herein, the exploration programs set out in the Prior Disclosure are subject to, among other things, the Company raising additional funds, and may occur at a later date than originally disclosed.

The Company currently anticipates that its available financial resources will be used to advance its Eau Claire project during 2021 and early 2022, as set out below under the heading “Eau Claire exploration program 2020 – 2022”, with certain exploration expenditures at the Eau Claire project being deferred until the second half of 2022 or later unless the Company is able to raise funds for such exploration activities, in which case they may be accelerated. Exploration programs at the Homestake Ridge project and the Committee Bay project will be deferred to the second half of 2022 or later unless the Company is able to raise funds for such programs, in which case such programs may be accelerated.

Eau Claire

The Company currently has sufficient capital resources to complete the 50,000m drilling program at Eau Claire over 2021. The Company will need to raise additional funds in order to initiate the regional exploration program at the Eau Claire project as noted below. There are no seasonal weather restrictions at Eau Claire, therefore, the Company can undertake exploration activity at the project all year round. There can be no assurances that Fury Gold will be able to obtain sufficient financing in the future.

The exploration program at Eau Claire will comprise 25,000m of infill drilling and a further 25,000m of exploration drilling, targeting the one-kilometre (“km”) down plunge extension east of the Eau Claire deposit as well as untested targets within the 7km deposit trend. The goal of the deposit expansion program is to upgrade the resource from inferred to indicated category at the southeastern limit of the deposit as well as add additional ounces between currently defined resource blocks. While the goal of the exploration drill program is to identify additional mineralization within the deposit trend, the 2021 – 2022 program will incorporate environmental, geotechnical, and metallurgical aspects in order to advance the project on all fronts.

On February 10, 2021, the Company also provided an update on its regional exploration plans at the Eau Claire deposit, with plans to explore the Percival trend, located 14km east of the Eau Claire deposit. Subject to raising sufficient additional funds, Fury Gold plans to conduct an extensive biogeochemistry program across the Eau Claire property with the goal of developing new drill targets. In conjunction with the geochemical surveys, ground-based induced polarization geophysical surveys are planned along the Percival trend to fingerprint the geophysical

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

signature of the mineralization. If no additional financing is obtained, the biogeochemistry and geochemical surveys will be deferred until such time as additional funds are secured. Additionally, on April 12th, 2021, the Company announced that it had identified two target areas on the western limit of the resource located below an area called the 850 Zone and were developed through an increased understanding of the structural and lithological controls on mineralization within the deposit.

Committee Bay

The Company will need to raise additional funds in order to commence the proposed work program at Committee Bay, and there can be no assurances that Fury Gold will be able to obtain adequate financing in the future. Additionally, exploration work at Committee Bay is constricted by seasonal weather conditions which impact on the Company’s ability to access the property as well as the extent and type of exploration activity. The program will be deferred to 2022 unless the Company raises sufficient financing to fund the commencement of the program in the summer of 2021. There can be no assurances that Fury Gold will be able to obtain sufficient financing in the future.

On February 17, 2021, the Company announced its proposed exploration plans for the Committee Bay gold project located in the Kitikmeot region of Nunavut, which are subject to raising sufficient additional funds. The Company expects to drill between 5,000m to 10,000m, subject to COVID-19 limitations and the availability of funds, with the goal of: 1) drilling the underexplored Raven high-grade vein target, which sits along an 8km shear zone that has the potential to turn into a significant discovery; 2) expanding the Three Bluffs deposit through the drilling of a major conductor down dip from a high-grade portion of the resource; and 3) advancing the previous geological work on targets along the Aiviq – Kalulik corridor to advance them to drill stage.

Homestake Ridge

The Company will need to raise additional funds in order to commence the proposed work program at Homestake Ridge, and there can be no assurances that Fury Gold will be able to obtain adequate financing in the future. Additionally, exploration work at Homestake Ridge is constricted by seasonal weather conditions which impact on the Company’s ability to access the property as well as the extent and type of exploration activity. The program will be deferred to 2022 unless the Company raises sufficient financing to fund the commencement of the program in the summer of 2021. There can be no assurances that Fury Gold will be able to obtain sufficient financing in the future.

On February 2, 2021, following publication of the PEA in the first half of 2020, Fury Gold announced that 25,000m of drilling was, subject to the availability of funds, expected to be undertaken at the Homestake Ridge gold-silver project with the primary goal of expanding the resource and testing high quality gold-silver targets along the deposit trend. In addition, an infill drill program will be conducted with the goal of converting a large portion of the resource at the Homestake Silver deposit from inferred to indicated category.

Indigenous and community relations

The pursuit of environmentally sound and socially responsible mineral development guides all of Fury Gold’s activities as the Company understands the broad societal benefits that responsible mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and community engagement at all of its projects.

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural competency development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders alike.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

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the provision of jobs and training programs

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contracting opportunities

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capacity funding for Indigenous engagement

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sponsorship of community events

The Company places a priority on creating mutually beneficial, long-term relationships with the communities in which it operates. Engagement goals include providing First Nations governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative opportunities, and other activities being undertaken in the field.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 5: Projects overview

5.1 Québec

Following completion of the Transaction, Fury Gold acquired Eastmain’s 100% interests in the Eau Claire and Eastmain Mine projects as well as interests in nine other properties covering approximately 109,000 hectares in total within the Eeyou Istchee James Bay region of Québec. The Company also acquired from Eastmain a 36.7% joint venture interest in the Éléonore South JV project, of which Fury Gold is the operator. The Eastmain Mine project along with the Ruby Hill East and Ruby Hill West projects are under option to Benz Mining Corp. (“Benz Mining”) whereby Benz Mining can earn a 75% interest in those properties, subject to certain option payments and exploration expenditures being met, with a further option to increase Benz Mining’s holding to 100% in the Eastmain Mine property upon receipt of a final milestone payment. Benz Mining currently acts as operator. Additionally, the Lac Lessard project is under option to EV Metals Holdings Pty Ltd.

5.1.1 Eau Claire

The Eau Claire project is located immediately north of the Eastmain reservoir, 10 km northeast of Hydro Québec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska, approximately 320 km northeast of the town of Matagami, and 800 km north of Montreal. This property consists of map-designated claims totaling approximately 233 square kilometres. These claims are held 100% by Fury Gold and are currently in good standing. Permits are obtained annually for all surface exploration, particularly trenching and drilling, undertaken on the property.

The La Grande and Opinaca sub-provinces are located in the Eeyou Istchee James Bay region. The Eau Claire project is underlain by typical Archean greenstone assemblages of the Eastmain Greenstone Belt, which are essentially composed of volcanic rocks of basaltic to rhyolitic composition and of related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks, and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher-grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded,

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the Eau Claire gold deposit.

Eau Claire exploration program 2020 – 2022

In November 2020, Fury Gold commenced its 50,000m drill program at the Eau Claire project. The drill program consists of an infill phase focused on upgrading and expanding the current resource and an exploration phase designed to test a 1km down plunge extension of the resource. The program will also focus on several highly prospective, untested gold targets within the 7km deposit trend.

The infill drill program at the Eau Claire deposit will consist of approximately 25,000m on the southeast margin of the existing inferred mineral resource, which is currently defined by 200,000 ounces (“oz”) at 12.2 g/t gold (using a 3.5g/t gold cut-off grade). This portion of the drill program is designed to add ounces between defined resource blocks as well as upgrade the resource category from inferred to indicated in this location.

The exploration phase aims to significantly expand the Eau Claire deposit with a focused 10,000m to 12,000m drill program that targets a 1km down plunge extension. The potential for high-grade gold mineralization to continue down plunge is strongly supported by gradient array IP chargeability data where the intersection of primary and secondary shear zones has been imaged approximately 600m to 800m to the east of the existing limits of drilling at the Eau Claire deposit. This newly imaged structural pattern is defined by the intersection of the mineralized Snake Lake structure and the projected continuation of the Eau Claire deposit structure. This structural geometry is consistent with that observed at the Eau Claire deposit and in part forms the basis of the down plunge targets.

The exploration drilling is focused on five target areas:

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Target A is situated 100m to 300m down plunge from the limit of the current resource. The planned drill array represents a 200m to 500m down dip extension from the target area where historical drilling above the target area hosts intercepts of 1.0m of 12.6 g/t gold, 2.5m of 4.4 g/t gold, and 2.0m of 4.8 g/t gold. Collectively, these historical results are associated with both QT veins and secondary shear zone alteration and are interpreted to be vertically situated above the projected down plunge extension of the deposit but demonstrate the continuity of the mineralized system to the east of the current resource. Results are pending for the three holes in Target A.

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Target B is situated 500m to 700m down plunge from the limit of the current resource. The planned drill array represents a 400m to 700m down dip extension from historical drilling above the target area where there is a 20m-wide zone of alteration that is similar to that observed with secondary shear zones at the Eau Claire deposit. Importantly, newly acquired gradient array IP chargeability data images the intersection of the primary shear zone and secondary shear zones that are associated with the extension of the Eau Claire deposit structure and the mineralized Snake Lake structure, respectively. Similar structural intersections at the Eau Claire deposit are associated with high-grade gold mineralization. Fury Gold completed four drill holes into Target B for a total of 4,434m. Results from these first holes include 1.0m of 5.3 g/t gold from 21EC-007, 1.5m of 8.8 g/t gold from 21EC-010, and 3.0m of 2.59 g/t gold from 20EC-006. Further targeting along Target B is underway.

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Target C is situated 800m to 1,000m down plunge from the limit of the current resource. The planned drill array represents a 700m to 900m down dip extension from the historical drilling above the target area. Results are pending for two drill holes into Target C.

■
Snake Lake structure is located 1.2 km to the east of the Eau Claire deposit and has seen limited drilling. The Company is planning an initial drill test aimed at offsetting shallow historical intercepts of 2.65m of 13.24 g/t gold, 1.5m of 12.2 g/t gold, and 2.0m of 6.62g/t gold with 150m to 300m offsets down plunge to the west. A deep intersection in 21EC-010, 1.5m of 6.43 g/t gold is located in the same structural and stratigraphic position as the Snake Lake mineralization. The intercept in 21EC-010 is approximately 1,100m down plunge of the nearest Snake Lake drilling and has

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

significantly opened up the exploration potential along this structural corridor. Results are pending for three drill holes at Snake Lake.

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850 Zone hosts two targets identified at the western limit of the Eau Claire resource using structural and lithogeochemical modeling. Through the analysis of phosphorous/titanium ratios within drill core and surface samples along the Eau Claire deposit trend, the Company has been able to define two mappable basaltic units that collectively define two distinct stratigraphic positions associated within the 850 and 450 zones, which was previously unrecognized. Fury Gold's technical team has determined that the mineralized horizon of the 450 zone, which represents approximately 85% of the resource at Eau Claire, remains untested below the 850 Zone and provides an excellent opportunity to expand the deposit footprint on the western margin of the deposit.

The 50,000m drill program is anticipated to take place over two drill phases, the timing of which is dependent upon positive drill results, market conditions, and the availability of funds. Subject to these conditions, the Company expects to incur $6,300 of expenditures during the remainder of 2021 and the early part of 2022 at Eau Claire, which is fully funded by the Company’s existing working capital. Subject to additional funds being obtained, the remainder of the 50,000m drill program is estimated to incur a further $9,550 of expenditures.

Activity	Estimated Expenditures
	With current financial resources	Assuming sufficient additional capital is raised
Drilling	$4,000	$4,500
Geophysical data acquisition	-	150
Ground-based field work	300	1,450
Engineering studies	-	1,350
Environmental studies	-	100
Camp and on-site personnel costs	1,500	2,000
Desktop processing, studies and integration of data	500	-
Total	$6,300	$9,550

There can be no assurances that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for the further exploration and development of the Eau Claire project.

The Company expects to incur approximately $314 in mineral claims expenditures in order to keep the property in good standing, payable every two years. During the three months ended March 31, 2021, the Company made a cash payment in respect of certain mineral claims in Québec of $266, with $242 recognized as a prepaid expense as at March 31, 2021 (December 31, 2020 – $65).

Eau Claire resource estimate and PEA technical report

The Eau Claire resource estimation and PEA were completed by P & E Mining Consultants Inc. (see the Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Québec, Canada, filed on SEDAR on July 3, 2018).

5.1.2 Éléonore South JV

Fury Gold owns a 36.72% interest in the Éléonore South JV project and is the operator of the joint venture. Currently, the Éléonore South JV is held by Fury Gold (36.72%), Azimut Exploration Inc. (26.57%), and Goldcorp Canada Ltd., a wholly owned subsidiary of Newmont Corporation (36.71%).

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

The Éléonore South property is strategically located in an area of prolific gold mineralization within the James Bay gold camp and is locally defined by the Éléonore mine and the Cheechoo deposit. The property has been explored over the last 12 years by the joint venture with the majority of the exploration focused on the extension of the Cheechoo deposit through approximately 27,000m of drilling in 172 drill holes, covering only a small fraction of the property at the Moni and JT zones. Notable drill intercepts include 6.0m of 49.50 g/t gold, which included 1.0m of 294 g/t gold.

Éléonore South JV exploration program

In December 2020, Fury Gold announced the identification of large-scale gold in till anomalies on the Éléonore South property through a review of historic datasets. These targets were not previously drill tested. Fury Gold intends, subject to raising sufficient additional funds, to advance these targets to drill-ready stage through the processing and interpretation of historic geophysical data along with a short mapping and sampling field program.

There was no exploration activity undertaken at the Éléonore South project in during the first quarter of 2021.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

5.2 Committee Bay and Gibson MacQuoid projects

5.2.1 Committee Bay

The Committee Bay project comprises approximately 280,000 hectares situated along the Committee Bay Greenstone Belt approximately 180 km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited.

The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill province, which hosts gold deposits such as Meadowbank, Meliadine, and Amaruq.

The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

Committee Bay exploration program 2021 – 2022

The Company will need to raise additional funds in order to commence the work program at the Committee Bay project set out below, and the Company will not initiate the exploration program until funding has been secured. There can be no assurances that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for the further exploration and development of the Committee Bay project.

The Company plans, subject to COVID-19 limitations, the availability of capital resources, favourable market conditions, and seasonal weather considerations to drill between 5,000m and 10,000m at Committee Bay with the goal of: 1) drilling the underexplored Raven high-grade vein target, which sits along an 8km shear zone that has the potential to turn into a significant discovery; 2) expanding the Three Bluffs deposit through the drilling of a major conductor down dip from a high-grade portion of the resource; and 3) advancing the previous geological work on targets along the Aiviq – Kalulik corridor to advance them to drill stage.

Raven Prospect Overview: The Raven prospect is located in the southwest third of the Committee Bay Gold Belt, approximately 80 km west of the Three Bluffs deposit. The prospect is situated along an 8km long shear zone where defined gold mineralization occurs in quartz-arsenopyrite veins in highly sheared gabbros and mafic volcanic rocks over a strike length of approximately 1.2km. There have been 207 rock samples historically taken over the defined area of mineralization, with 30 samples returning values greater than 5 g/t gold with a peak value of 143 g/t gold. Importantly, only 1.2km of the 8km shear zone has been systematically explored to date.

The prospect has a total of nine historical drill holes totaling 1,670m with intercepts including 5.49m of 12.6 g/t gold, 2.84m of 31.1 g/t gold, and 5.38m of 2.99 g/t gold over a drilled strike length of 400m. Historical drilling at the prospect has defined a high-grade body of mineralization approximately 250m in length, with a 30-degree plunge to the east that is open along strike and down dip. Fury Gold plans to drill the Raven prospect through aggressive step-outs to demonstrate the scale of the system and to explore the entire length of the 8km shear zone to define new targets through systematic till sampling and geological mapping.

Three Bluffs Deposit Expansion Drilling: The Three Bluffs deposit contains a high-grade resource defined by 525,000oz at 7.85 g/t gold in the indicated category and 720,000oz at 7.64 g/t gold in the inferred category. The deposit is characterized by gold mineralization hosted within a folded, silicified, and sulphidized banded iron formation. The anticline that defines the deposit has a strike length of approximately 4km and has been drilled from 150m to 650m vertical depth and is open down dip. High-grade mineralization at the deposit is associated with high conductivity responses due to the intense sulphidation of the banded iron formation as evidenced in the hinge zone of the anticline.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Fury Gold's primary target at the Three Bluffs deposit is a conductive body that measures 600m by 200m at a vertical depth of between 300m and 500m. The target is down dip from high grade mineralization within the limbs of the anticline and is offsetting the following intersections: 5m of 40.6 g/t gold, 5.3m of 29.03 g/t gold, 11m of 16.23 g/t gold, 5m of 15.2 g/t gold, 2m of 21.81 g/t gold, and 2m of 19.38 g/t gold. The Company plans to drill across the entire conductivity body to demonstrate the potential for resource growth at the deposit.

Ground-based exploration at the Committee Bay project is designed to follow up on conceptual targets identified through desktop studies. This work will include mapping, prospecting, and sampling in order to advance these targets from conceptual to drill ready. Subject to raising sufficient additional financing to fund its exploration program at Committee Bay, the Company expects that the exploration program at Committee Bay will incur the following estimated costs:

Activity	Estimated Expenditures
Drilling	$1,850
Ground-based field work	550
Mining lease survey	75
Camp and on-site personnel costs	1,850
Core storage facility setup	150
Total	$4,475

The Company expects to incur approximately $156 in mineral claims expenditures in 2021 to keep the property in good standing.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada, filed on SEDAR on May 31, 2017, as amended October 23, 2017).

5.2.2 Gibson MacQuoid

The Gibson MacQuoid project is an early-stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 66 mineral claims that make up the project encompass approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

The Gibson MacQuoid Greenstone belt is one of a number of Archean-aged greenstone belts located in the Western Churchill province of northeastern Canada. These gold bearing Archean greenstone belts host deposits such as the Three Bluffs, Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the Gibson MacQuoid Belt is consistent with the other productive greenstone belts in the eastern Arctic that host large-scale gold deposits.

In 2020, the Company was successful in extending all reporting and expenditure requirements at Gibson MacQuoid for one year under the Nunavut Mining Recorder’s Office’s COVID-19 relief program.

Planning is underway for 2021 exploration work at Gibson MacQuoid, which will not be pursued unless the Company raises additional funds.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

5.3 Homestake Ridge project

The Homestake Ridge project is located in the prolific Iskut-Stewart-Kisault gold belt in northwestern British Columbia, Canada, and covers approximately 7,500 hectares. The project is host to a high-grade gold, silver, copper, and lead resource which remains open at depth and along strike. The Homestake Ridge project is held 100% by the Company subject to two royalties, with a 2% NSR applicable to the Crown grants and a 2% NSR on 14 mineral claims, which may be purchased for $1,000. The royalties do not overlap.

2020 updated mineral resource estimate and PEA

On April 15, 2020, the Company announced the results of its initial PEA prepared in accordance with NI 43-101 by MineFill Services Inc. of Seattle, Washington, with other contributors including RPA, now part of SLR Consulting Ltd. (QP for updated mineral resource estimate) and One-Eighty Consulting Group (for environmental, permitting, and social). The Company filed the related PEA on SEDAR at www.sedar.com in July 2020.

Homestake Ridge exploration program 2021 – 2022

The Company will need to raise additional funds in order to commence the work programs at the Homestake Ridge project set out below, and the Company will not initiate the exploration program until funding has been secured. There can be no assurances that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for the further exploration and development of the Homestake Ridge project.

The Company plans, subject to the availability of capital resources, favourable market conditions and seasonal weather considerations, to drill 25,000m at Homestake Ridge, with the primary goal of expanding the resource and testing high quality gold-silver targets along the deposit trend. In addition, an infill drill program will be conducted with the goal of converting a large portion of the resource at the Homestake Silver deposit from inferred to indicated category. The deposit extension targets are based upon expanding zones of high-grade mineralization, which are defined by intense silicification, continuous breccia bodies, and vein sets that are based on a relog and the completed geological model of the deposit. Planned step-outs from these high-grade breccia bodies and vein sets range from 100m to 350m.

The Company also plans as part of the 25,000m drill program to conduct approximately 10,000m of infill drilling at Homestake Silver. The goal of this program is to upgrade a portion of the resource from inferred to indicated category and to demonstrate the geologic continuity of mineralization based on all recently completed geological data sets and models to date. The timing of the above exploration program will be dependent upon both availability of funds as well as favourable weather conditions as typically exploration work at Homestake Ridge is restricted to spring and summer seasons before access to the project is restricted during the winter months.

Subject to raising sufficient additional financing to fund its exploration program at Homestake Ridge, the Company expects that the exploration program at Homestake Ridge will incur the following expenditures:

Activity	Estimated Expenditures
Drilling	$4,650
Air support	1,475
Engineering studies	350
Environmental and permitting studies	525
Camp and on-site personnel costs	2,600
Total	$9,600

The Company is obligated to pay in perpetuity an annual payment of $50 pursuant to certain royalty arrangements on the Homestake Ridge project.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 6: Review of quarterly financial information

Three months ended:	Interest income	Loss from continuing operations	Loss from discontinued operations	Comprehensive loss	Loss per share ($/share)
March 31, 2021	$20	$4,925	$-	$4,925	$0.04
December 31, 2020	26	5,306	-	5,468	0.05
September 30, 2020	14	1,854	1,644	3,517	0.05
June 30, 2020	19	1,771	963	2,915	0.04
March 31, 2020	32	1,832	883	2,330	0.04
December 31, 2019	9	1,921	1,123	3,126	0.04
September 30, 2019	14	3,265	653	3,871	0.06
June 30, 2019	19	3,123	1,922	5,139	0.07

Three months ended March 31, 2021 compared to three months ended March 31, 2020

During the three months ended March 31, 2021, the Company reported a comprehensive loss of $4,925 and loss per share of $0.04, compared to a comprehensive loss of $2,330 and loss per share of $0.04 for the three months ended March 31, 2020. The significant drivers of changes in comprehensive loss were as follows:

Operating expenses:

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Exploration and evaluation costs increased to $3,688 for the three months ended March 31, 2021 compared to $379 for the three months ended March 31, 2020, primarily reflecting the 50,000m drill campaign at Eau Claire which commenced in November 2020. The reduced exploration activity in the prior year reflects the impact of weather constraints at the Committee Bay and Homestake Ridge projects as well as the impact of COVID-19, which resulted in travel restrictions in March 2020;

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Fees, salaries, and other employment benefits increased to $1,261 for the three months ended March 31, 2021 compared to $400 for the three months ended March 31, 2020 primarily due to share-based compensation expense of $706 in the first quarter of 2021 compared to expense of $187 recognized in the first quarter of 2020, arising from new grants of share options in the fourth quarter of 2020. Additionally, certain transitional employment arrangements to support the formation of the new company resulted in an increase to employee costs in the first quarter of 2021;

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Legal and professional fees increased to $917 for the three months ended March 31, 2021 compared to $54 for the three months ended March 31, 2020, primarily due to legal and professional fees incurred in respect of the Prospectus, the final of which was filed on May 10, 2021;

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Marketing and investor relations costs increased to $592 for the three months ended March 31, 2021 compared to $398 for the three months ended March 31, 2020, primarily due to increased marketing activities in the first quarter of 2021 associated with the drilling program at Eau Claire and establishment of the new company; and

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Office and administrative costs increased to $200 for the three months ended March 31, 2021 compared to $99 for the three months ended March 31, 2020 due to office relocation costs, and IT support and maintenance costs.

Other expenses and income:

■
Amortization of flow-through share premium of $1,223 for the three months ended March 31, 2021 as compared to $7 for the three months ended March 31, 2020, reflecting the exploration activity at Eau Claire in the first quarter of 2021; and

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

■
Unrealized net loss of $932 on the Company’s marketable securities for the three months ended March 31, 2021 as compared to $160 unrealized net loss for the three months ended March 31, 2020, reflecting a decline in the fair value of the Company’s marketable securities.

Loss from discontinued operations:

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Loss from discontinued operations was $nil for the three months ended March 31, 2021 compared to $883 for the three months ended March 31, 2020 due to the transfer of the Peruvian operations to the Spincos in October 2020.

Summary of project costs

During the three months ended March 31, 2021, the Company’s mineral properties decreased to $160,341 compared to $160,772 as at December 31, 2020, due to the decrease in the provision for site reclamation and closure at the Company’s Québec and Nunavut projects, caused primarily by an increase in the risk-free interested rate to 1.97% from 1.21% as at December 31, 2020.

	Québec	Nunavut	British Columbia	Total
Balance at December 31, 2020	$125,354	$19,358	$16,060	$160,772
Change in estimate of provision for site reclamation and closure	(202)	(229)	-	(431)
Balance at March 31, 2021	$125,152	$19,129	$16,060	$160,341

	Québec	Nunavut	British Columbia	Total
Assaying	$378	$30	$14	$422
Exploration drilling	1,272	-	-	1,272
Camp cost, equipment and field supplies	375	59	3	437
Geological consulting services	176	34	2	212
Geophysical analysis	149	-	-	149
Permitting, environmental and community costs	95	34	13	142
Expediting and mobilization	7	-	-	7
Salaries and wages	504	45	20	569
Fuel and consumables	174	35	-	209
Aircraft and travel	61	-	1	62
Share-based compensation	160	34	13	207
Total for the three months ended March 31, 2021	$3,351	$271	$66	$3,688

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 7: Financial position, liquidity, and capital resources

	At March 31 2021	At December 31 2020
Cash	$10,215	$15,361
Restricted cash	165	165
Other assets	5,041	5,752
Mineral property interests	160,341	160,772
Current liabilities	9,178	11,295
Non-current liabilities	4,308	4,483

As at March 31, 2021, the Company had unrestricted cash of $10,215 (December 31, 2020 – $15,361), working capital of $4,341 (December 31, 2020 – working capital of $8,353), which the Company defines as current assets less current liabilities, and an accumulated deficit of $144,884 (December 31, 2020 – $139,959). The Company notes that the flow-through share premium liability which represents $6,421 (December 31, 2020 – $7,644) of current liabilities and included in working capital is not settled through cash payment. Instead, this balance is amortized against qualifying flow-through expenditures which are required to be incurred before December 31, 2022. Working capital excluding the flow-through premium liability was $10,762 (December 31, 2020 – $15,997).

During the three months ended March 31, 2021, Fury Gold incurred a loss of $4,925 (three months ended March 31, 2020 – $2,715) and expects to continue to incur operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration and development of its mineral properties.

As at March 31, 2021, the Company recognized $572 (December 31, 2020 – $827) of amounts receivable. This balance primarily consisted of sales tax refunds due.

As at March 31, 2021, the Company held marketable securities with a fair value of $1,743 (December 31, 2020 – $2,675), which represent certain shares and warrants held in other publicly listed mining companies and which are available to the Company if it should wish to generate additional liquidity through the sale of these investments.

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project development plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration and development activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration and development programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at the date of this MD&A, the Company expects its capital resources to support certain planned activities for the next 12 months at the Eau Claire project, which are set out above. The Company’s ability to undertake further project expansionary plans as outlined herein at the Eau Claire project, the Éléonore South JV project, the Committee Bay project, and the Homestake Ridge project are dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

On May 10, 2021, the Company filed the final Prospectus which will permit the Company to offer up to $200 million of the Securities during the 25-month period that the Prospectus is effective. The Prospectus is expected to provide the Company with additional financial flexibility to raise capital, subject to favourable financing conditions.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and commitments as at March 31, 2021, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At March 31 2021	At December 31 2020
Accounts payable and accrued liabilities	$2,354	$-	$-	$2,354	$3,280
Québec flow-through expenditure requirements	-	14,984	-	14,984	18,079
Undiscounted lease payments	180	371	206	757	762
Total	$2,534	$15,355	$206	$18,095	$22,121

Certain of the mining properties in which the Company has interests are subject to royalty arrangements. The Company has an obligation to pay in perpetuity an annual royalty payment of $50 pursuant to certain royalty arrangements on the Homestake Ridge project.

Additionally, to maintain the Company’s properties in good standing order, the Company is required to make certain mineral claims payments on an annual or bi-annual basis. In 2021, those mineral claims payments are estimated to be $470. Cash payments of $266 were made during the first quarter of 2021 in respect of these mineral claims, with $242 recognized in prepaid expenses as at March 31, 2021 (December 31, 2020 – $65).

Exploration program expenditures

The Company has adopted a portfolio capital resource allocation model, which is subject to Board approval, whereby it allocates its existing capital resources based upon both internal factors such as drill results, estimated expenditures to meet certain milestones, and the seasonality of exploration at certain of its projects, as well as external market conditions including the economic environment and availability of financing. By deploying such a multi-asset capital resource model, the Company can elect to advance exploration programs at one or all of its projects, dependent on those conditions identified above.

As described herein, the Company has developed next stage exploration programs at Eau Claire, Committee Bay, and Homestake Ridge. Currently, the Company expects that its existing working capital will be deployed as follows over the next 12 months:

Estimated Expenditures
Eau Claire project	$6,300
Committee Bay project	156
Homestake Ridge project	50
Total funded expenditures	$6,506

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Should the Company obtain further financing, the Company may commence the proposed exploration programs as described above at Committee Bay or Homestake Ridge or accelerate the exploration program at Eau Claire, preserving the optionality of the Company’s capital resource allocation. Those additional exploration program expenditures are estimated as follows:

Estimated Expenditures
Eau Claire project	$9,550
Committee Bay project	4,475
Homestake Ridge project	9,600

There can be no assurances that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for the further exploration and development of the Company’s exploration projects. Further, the Company may elect to not proceed with one or more of the above exploration programs, and has not committed significant expenditures to the above programs, other than the Eau Claire program. The Company does not plan to initiate phase 2 of the Eau Claire 50,000m drill program or the exploration programs at Committee Bay and Homestake Ridge as set out above until sufficient funding has been secured.

Other financial information

Cash flows from continuing operations:	Three months ended March 31
	2021	2020
Cash (used in) operating activities	$(3,860)	$(1,721)
Cash (used in) provided by investing activities	(1,258)	32
Cash (used in) provided by financing activities	(28)	15,005

During the three months ended March 31, 2021, the Company used cash of $3,860 in operating activities from continuing operations compared to $1,721 during the three months ended March 31, 2020. The cash outflow for the current quarter was higher primarily due to higher exploration activity at Eau Claire and increased employee-related and administrative costs associated with the formation of Fury Gold.

During the three months ended March 31, 2021, the Company used cash in investing activities from continuing operations of $1,258 as compared to cash provided by continuing operations of $32 in the three months ended March 31, 2020. This increase was primarily due to settlement of $1,209 of transaction costs associated with the purchase of Eastmain in 2020.

For the three months ended March 31, 2021, the Company used cash of $28 in financing activities consisting of $44 for rental payments arising from the Toronto office lease offset by $16 proceeds from warrant exercises. This compares to cash generated by financing activities of $15,005 for the three months ended March 31, 2020 which primarily comprised $14,903 from issuance of shares and $107 proceeds from options and warrant exercises.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Capital resources

The company did not have any new share issuances during the three months ended March 31, 2021.

September 2020 offering

In September 2020, the Company issued 7,750,000 subscription receipts, which were exchanged for common shares of the Company pursuant to the arrangement to acquire Eastmain; the gross proceeds were held in escrow until the completion of the acquisition on October 9, 2020. Of the subscription receipts sold, 5,000,000 were flow-through receipts for gross proceeds of $17.5 million and were exchanged for Fury Gold common shares designated as flow-through shares, while 2,750,000 subscription receipts were sold as non-flow-through for gross proceeds of $5.5 million and exchanged for Fury Gold common shares.

	Number of common shares	Impact on share capital
Flow-through shares, issued at $3.50 per share	5,000,000	$17,500
Less: flow-through share premium liability	-	(7,500)
Common shares, issued at $2.00 per share	2,750,000	5,500
Cash share issue costs	-	(1,518)
Proceeds, net of share issue costs	7,750,000	$13,982

The proceeds of the September 2020 flow-through financing are intended to fund the current exploration program at Eau Claire with the remaining non-flow-through financing used for corporate administrative activities.

The flow-through funding and expenditures from the Company’s activities for the three months ended March 31, 2021 were as follows:

	Flow-through funding and expenditures				Flow-through
	Québec	Nunavut	British Columbia	Total	premium liability
Balance at December 31, 2019	$-	$24	$-	$24	$7
Flow-through liability assumed	2,391	-	-	2,391	590
Flow-through funds raised	17,500	-	-	17,500	7,500
Flow-through eligible expenditures	(1,812)	(24)	-	(1,836)	(453)
Balance at December 31, 2020	$18,079	$-	$-	$18,079	$7,644
Flow-through eligible expenditures	(3,095)	-	-	(3,095)	(1,223)
Balance at March 31, 2021	$14,984	$-	$-	$14,984	$6,421

Of the $3,095 (December 31, 2020 – $1,812) flow-through eligible expenditures incurred at the Company’s Québec properties for the three months ended March 31, 2021, $579 (December 31, 2020 – $1,812) was applied against the flow-through liability acquired from Eastmain as part of the Transaction, extinguishing the assumed obligation. The flow-through premium liability arising from the September 2020 Offering outstanding as at March 31, 2021 was $14,984 (December 31, 2020 – $17,500). The Company notes that further funding will be required to meet this obligation in full by December 2022.

February 2020 private placement

In February 2020, the Company closed a non-brokered equity private placement for gross proceeds of $15 million (the “2020 February Offering”) which was closed in two tranches and consisted of 6,333,984 common shares priced at $2.37 per share, and total insider participation of 183,686 shares for proceeds of $435. For the three months ended March 31, 2020, share issue costs related to the February 2020 Offering totalled $229, including $59 paid in commissions and $170 in other issuance costs.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

A reconciliation of the impact of the February 2020 Offering on share capital was as follows:

	Number of common shares	Impact on share capital
Common shares, issued at $2.37 per share	6,333,984	$15,000
Cash share issue costs	-	(229)
Proceeds, net of share issue costs	6,333,984	$14,771

The 2020 February Offering was undertaken to allow the Company to meet its short-term liquidity needs, provide working capital to continue with exploration plans, and to repay the Bridge Loan in full, if required during 2020. As noted below, the Bridge Loan was converted into shares; therefore, cash settlement through use of the financing proceeds was not required.

Bridge Loan, amendment and conversion

Concurrent with the closing of the first tranche of the February 2020 Offering, on February 5, 2020, the Company entered into the Bridge Loan Amendment which provided mutual conversion rights to the lender and the Company, and also reduced the annual interest rate from 10% to 5% from the date of amendment. Under the terms of the Bridge Loan Amendment, the lender had the right to convert the $3 million of principal that had been advanced and $123 of interest that had accrued to date (the “Amended Bridge Loan”) into common shares at the price of $2.37 ($1.60 pre-consolidation). On July 7, 2020, the lender converted the Bridge Loan to equity, and the arrangement was extinguished, and the related security was discharged.

Exercise of share options and warrants

During the three months ended March 31, 2021, no share options and only a nominal number of warrants were exercised for gross proceeds of $16.

As at March 31, 2021, the share options and warrants outstanding were as follows:

	Share options outstanding			Share options exercisable
Exercise price ($/option) (1)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.95	1,585,239	1.53	3.35	1,448,755	1.50	3.24
$2.05 – $5.31	6,274,331	2.50	3.17	3,808,706	2.79	2.27
$7.54 – $9.86	207,113	8.60	0.81	207,113	8.60	0.81
$12.94	29,170	12.94	0.07	29,170	12.94	0.07
	8,095,853	2.50	3.13	5,493,744	2.72	2.46

 (1) The exercise price of issued share options prior to October 9, 2020 were adjusted downwards by $0.95, pursuant to the Transaction, reflecting the fair value of the Peruvian projects allocated to the Spincos. The above weighted average exercise prices were retrospectively adjusted to reflect this change.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Expiry date	Warrants outstanding	Exercise price ($/share)
May 8, 2021	530,951	1.46
October 24, 2021	334,993	1.37
March 6, 2022	189,613	1.11
March 9, 2022	222,577	1.11
September 12, 2022	337,813	2.96
Total	1,615,947	1.67

The Company does not utilize off-balance sheet arrangements. Earn-in arrangements are not viewed as off-balance sheet arrangements, and there are no other commitments held by the Company at the balance sheet date.

As at May 13, 2021, there were 8,131,468 and 1,084,996 of share options and warrants outstanding, respectively, with a weighted average exercise price of $2.44 and $1.76, respectively.

Capital structure

Authorized: Unlimited common shares without par value. Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at March 31, 2021: 117,834,650

Number of common shares issued and outstanding as at May 13, 2021: 117,930,733

Section 8: Financial risk summary

As at March 31, 2021, the Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments, other than the marketable securities, approximate their carrying values due to their short term to maturity. Certain of the Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end. The remaining amount of the Company’s marketable securities were warrants held in respect of shares of other publicly traded entities. They were classified as level 2 of the fair value hierarchy and measured using an option pricing model.

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk and market risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2021.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 9: Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

Related parties

	Three months ended March 31
	2021	2020
Universal Mineral Services Ltd.(1)
Exploration and evaluation costs:
Québec	$38	$-
Nunavut	5	60
British Columbia	7	37
Peru	-	51
Fees, salaries and other employee benefits	10	55
Legal and professional fees	2	7
Marketing and investor relations	23	37
Office and administration	46	87
Project investigation costs	-	4
Total	$131	$338

(1) Universal Mineral Services Ltd. (“UMS”) is a private company with one director in common, Mr. Ivan Bebek. UMS provides geological, financial, and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing due notice.

The outstanding balance owing at March 31, 2021, was $24 (December 31, 2020 – $109) which is included in accounts payable. In addition, the Company had $150 on deposit with UMS as at March 31, 2021 (December 31, 2020 – $150) which is included in prepaid expenses and deposits.

Key management personnel

Pursuant to the acquisition of Eastmain and the creation of Fury Gold in October 2020, key management personnel was redefined to include Fury Gold’s board of directors and officers of the Company, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).

The remuneration of the Company’s directors and other key management personnel was as follows:

	Three months ended March 31
	2021	2020
Short-term benefits provided to executives (1)(2)	$317	$366
Directors’ fees paid to non-executive directors	52	36
Share-based payments (2)	663	219
Total (3)	$1,032	$621

(1) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the condensed interim consolidated statement of financial position, and other annual employee benefits.

(2) As a result of the acquisition of Eastmain and the formation of a new board of directors and management team, certain former key management personnel of the Company were provided with transition contracts to support the formation of Fury Gold. For the three months ended March 31, 2021, $87 of short-term benefits (October 9 to December 31, 2020 – $79) and $54 of share-based payment expense (October 9 to December 31, 2020 – $283) were recognized in the condensed interim consolidated statement of loss and comprehensive loss in respect of these transition arrangements.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

(3) The renumeration for key management personnel for the three months ended March 31, 2020 is comprised of those individuals who were key management personnel as at March 31, 2020 and is the combined total for both continuing operations and the discontinued operation of the Peru properties transferred to the Spincos in October 2020.

Section 10: Critical judgments and accounting estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2021, the Company applied the critical accounting judgements and estimates disclosed in note 2 of its consolidated financial statements for the year ended December 31, 2020, except as follows:

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 16% for eligible losses under the Québec Mining Duties Act and a refundable resource investment tax credit of 31% under the Québec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Québec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the three months ended March 31, 2021, the Company received a refund of $1,717, consisting of $1,670 principal and $47 interest.

Section 11: New accounting standards and policies

The Company did not adopt any new accounting standards or policies during the quarter, and the accounting policies applied in preparing the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2021 were consistent with those disclosed in note 3 of its consolidated financial statements for the year ended December 31, 2020.

New and amended standards not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods beginning after December 31, 2021. The Company has not early adopted any of these pronouncements, and they are not expected to have a significant impact in the foreseeable future on the Company's consolidated financial statements once adopted.

Section 12: Controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO are responsible for establishing and maintaining adequate DC&P and have concluded that the DC&P the Company has in place are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized, and reported within the time periods specified.

The Company’s management, with the involvement of the CEO and CFO, performs regular reviews of its DC&P to ensure they are designed and operating effectively. As there are inherent limitations in all control systems, any economically feasible control system can only provide reasonable, not absolute, assurance that the control system will prevent or detect all misstatements due to error or fraud.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Management’s most recent evaluation of the DC&P was conducted for the year ended December 31, 2020, from which management concluded that the Company’s DC&P are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized, and reported within the required time periods. No changes have occurred in the Company’s DC&P during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

■
pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

■
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

■
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

As part of its annual evaluation process, management engaged a third-party consultant to perform testing over the design and effectiveness of ICFR as at December 31, 2020. This testing was done under the supervision of the CEO and CFO to support management’s evaluation of the key controls based on the framework in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the Company’s ICFR was effective as of that date. No changes have occurred in the Company’s ICFR during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR at www.sedar.com.

On behalf of the Board of Directors,

“Michael Timmins”
Michael Timmins
President and Chief Executive Officer
May 13, 2021

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three Months Ended March 31, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)